                                                                       EXHIBIT 2

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                 JUNE 30, 2002      SEPTEMBER 30, 2001
                                                  (UNAUDITED)            (AUDITED)
                                                 -------------      ------------------
ASSETS
  Current assets:
  Cash and cash equivalents                       $  8,936,328         $  2,365,344
  Short-term investments                             3,098,039           11,687,208
  Trade and other receivables                          332,288            1,550,238
  Inventories                                        1,774,843            1,886,556
  Prepaid expenses and other                           153,608              205,910
                                                  ------------         ------------
                                                    14,295,106           17,695,256

  Plant and equipment, net                           3,501,010            3,997,126
  Notes receivable                                     200,000              200,000
  Restricted investments (Note 2)                   12,552,516           10,525,073
  Other asset (Note 3)                               3,600,000            3,600,000
                                                  ------------         ------------
                                                  $ 34,148,632         $ 36,017,455
                                                  ============         ============
LIABILITIES
  Current liabilities:
  Accounts payable and accrued liabilities        $    942,456         $    407,390
  Notes payable                                         12,956               16,584
  Deferred revenue                                  16,700,162           12,197,301
                                                  ------------         ------------
                                                    17,655,574           12,621,275


  Notes payable, net of current portion                 27,589               37,174
  Reclamation obligations (Note 4)                  12,350,157           12,350,157
  Deferred revenue                                          --            2,868,815
  Deferred credit (Note 3)                           4,220,000            4,220,000
                                                  ------------         ------------
                                                    34,253,320           32,097,421
                                                  ------------         ------------
SHAREHOLDERS' EQUITY
  Share capital (65,735,066 and 65,600,066
    shares issued and outstanding)                  37,466,609           37,449,213
  Deficit                                          (37,571,297)         (33,529,179)
                                                  ------------         ------------
                                                      (104,688)           3,920,034
                                                  ------------         ------------
                                                  $ 34,148,632         $ 36,017,455
                                                  ============         ============


ON BEHALF OF THE BOARD


/s/ Ron F. Hochstein                /s/ Lukas H. Lundin
--------------------                -------------------

Ron F. Hochstein, Director          Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                          THREE MONTHS ENDED JUNE 30         NINE MONTHS ENDED JUNE 30
                                         -----------------------------     -----------------------------
                                             2002             2001             2002             2001
                                         ------------     ------------     ------------     ------------
OPERATIONS
Revenue
   Vanadium sales                        $         --     $         --     $         --     $     47,533
   Process milling                            607,091          153,147          869,334          674,747
                                         ------------     ------------     ------------     ------------
    Total revenue                             607,091          153,147          869,334          722,280
                                         ------------     ------------     ------------     ------------
Costs and expenses
  Vanadium cost of sales                           --               --               --           22,108
  Process milling expenditures                369,759          153,147          643,484          560,509
  Mill stand-by expenditures                  914,151          653,617        2,291,723        1,991,087
  Selling, general and administrative         986,160          485,432        2,439,789        1,572,725
  Exploration expenditures                    227,284               --          259,108               --
  Change in reclamation obligations                --          300,663               --          300,663
  Depreciation                                 13,862          176,706           54,092          314,608
                                         ------------     ------------     ------------     ------------

                                            2,511,216        1,769,565        5,688,196        4,761,700
                                         ------------     ------------     ------------     ------------

Operating loss                             (1,904,125)      (1,616,418)      (4,818,862)      (4,039,420)

  Net interest and other income               141,479          341,918          776,744        1,018,928
                                         ------------     ------------     ------------     ------------
LOSS FOR THE PERIOD                        (1,762,646)      (1,274,500)      (4,042,118)      (3,020,492)
                                         ============     ============     ============     ============

Loss per common share                    $      (0.03)    $      (0.02)    $      (0.06)    $      (0.05)
                                         ============     ============     ============     ============

DEFICIT                                   (35,808,651)     (32,452,295)     (33,529,179)     (30,706,303)
Deficit, beginning of period
  Loss for the period                      (1,762,646)      (1,274,500)      (4,042,118)      (3,020,492)
                                         ------------     ------------     ------------     ------------
DEFICIT, END OF PERIOD                   $(37,571,297)    $(33,726,795)    $(37,571,297)    $(33,726,795)
                                         ============     ============     ============     ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                     THREE MONTHS ENDED JUNE 30         NINE MONTHS ENDED JUNE 30
                                                    -----------------------------     -----------------------------
                                                        2002             2001             2002             2001
                                                    ------------     ------------     ------------     ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Loss for the period                                 $ (1,762,646)    $ (1,274,500)    $ (4,042,118)    $ (3,020,492)
Items not affecting cash
  Depreciation and amortization                          195,369          369,712          607,019          941,028
  Gain on sale of land and equipment                     (17,554)          (6,397)         (17,554)          (6,397)
  Gain on sale of short-term investments                      --               --         (337,284)              --
  Write-down of inventories                              155,334               --          155,334               --
  Change in reclamation obligations                           --          300,663               --          300,663
Changes in non-cash working capital items
  Decrease in trade and other receivables                789,206          661,805        1,217,950          737,567
  (Increase) decrease in inventories                     (33,851)           4,086          (43,621)          41,150
  Decrease (increase) in other current assets             43,075          (36,941)          52,302           (8,893)
  Increase (decrease) in other accounts payable
    and accrued liabilities                              442,855          (79,502)         535,067         (247,266)
                                                    ------------     ------------     ------------     ------------
  NET CASH USED IN OPERATING ACTIVITIES                 (188,212)         (61,074)      (1,872,905)      (1,262,640)
                                                    ------------     ------------     ------------     ------------

INVESTING ACTIVITIES
  Purchase of properties, plant and equipment            (60,611)        (155,930)        (117,498)        (169,830)
  Proceeds from sale of surplus equipment
    and land                                              14,274           32,612           14,274           32,612
  Proceeds from sale of short-term investments                --               --        9,688,953               --
  Purchase of short-term investments                          --               --         (752,626)      (1,383,450)
  Increase in restricted investments                    (108,235)      (1,196,010)      (2,027,443)      (1,480,094)
                                                    ------------     ------------     ------------     ------------
  NET CASH (USED IN) PROVIDED BY INVESTMENT
    ACTIVITIES                                          (154,572)      (1,319,328)       6,805,660       (3,000,762)
                                                    ------------     ------------     ------------     ------------

FINANCING ACTIVITIES
  Decrease in notes payable                               (5,110)          (4,286)         (13,214)         (13,223)
  (Decrease) increase in deferred revenue               (176,850)       1,226,025        1,634,047        4,524,138
  Exercise of employee stock options                      17,396               --           17,396               --
                                                    ------------     ------------     ------------     ------------
  NET CASH (USED IN) PROVIDED BY FINANCING
    ACTIVITIES                                          (164,564)       1,221,739        1,638,229        4,510,915
                                                    ------------     ------------     ------------     ------------

(Decrease) increase in cash and cash equivalents        (507,348)        (158,663)       6,570,984          247,513
Cash and cash equivalents, beginning of period         9,443,676       12,056,776        2,365,344       11,650,600
                                                    ------------     ------------     ------------     ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD            $  8,936,328     $ 11,898,113     $  8,936,328     $ 11,898,113
                                                    ============     ============     ============     ============